Exhibit 99.1

STAR BULK CARRIERS CORP. ANNOUNCES LONG TERM STRATEGIC COMMERCIAL
PARTNERSHIP WITH MAJOR MINING COMPANY

ATHENS, GREECE, December 17, 2014 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company providing transportation solutions in the dry bulk sector, announced today the execution of three agreements with a leading publicly-traded mining company (“the Charterer’), for the voyage employment of three Newcastlemax vessels, HN 1359, HN NE 166 (tbn Gargantua) and HN NE 184 (tbn Maharaj) (collectively the “Vessels”), to be delivered with the latest generation fuel-efficient specifications from leading shipyards in China.

Each of the Vessels will be employed, upon its delivery to the Charterer, for 45 consecutive round-trip voyages from Australia to China over a period of approximately five years, assuming normal travelling conditions and port waiting times.

Under the terms of the agreements, the gross freight rate to be earned by each of the Vessels, on a $/ton basis, will be linked to the Baltic Index C5 route, as published by the Baltic Exchange, less voyage expenses.

These agreements mark another step towards the Company’s commercial strategy of creating more direct and long-term upstream partnerships with major miners, commodity traders and utility companies, by providing these with the scale required for the transportation of large volumes of commodities.

The agreements allow the Company to benefit from specific characteristics of the Vessels, namely by taking full advantage of:

—	the economies of scale created by the larger cargo intake of Newcastlemax vessels (approximately 208,000 mt per Vessel); and

—	the fuel-efficient specifications of the Vessels.

The Company believes that these agreements embody innovative method of vessel employment under an index-linked voyage charter structure. This structure offers, among others, the following distinct benefits:

—	It will further position the Company as a reliable partner to major charterers, thereby creating opportunities for similar agreements in the future;

—	It will provide for long – term vessel employment with a leading A rated counterparty;

—	It will provide the ability to benefit from a potential increase in freight rates, thus maintaining exposure to the favorable long-term fundamentals of the business;

—	It will lead to increased Vessel utilization due to the steady flow of cargo, and the minimization of ballasting, idle time, and vessel diversions for commercial purposes.

Based on the current delivery schedule of the Vessels, the first delivery to the Charterer is expected to take place in the 2nd quarter of 2015.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK”. On a fully delivered basis, Star Bulk will have a fleet of 103 vessels, with an aggregate capacity of 11.9 million dwt, consisting primarily of Capesize, as well as, Kamsarmax, Panamax, Post-Panamax, Newcastlemax, Ultramax, Supramax and Handymax vessels with carrying capacities between 38,800 dwt and 209,000 dwt. Our fleet currently includes 56 operating vessels, 12 second hand vessels to be delivered by December 31, 2014 and 35 newbuilding vessels currently under construction at shipyards in Japan and China. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies, the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business, vessel breakdowns and instances of off-hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company: Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com